Mail Stop 4561
Via Fax (972) 720-1900

November 20, 2008

Robert C. Shreve
Chief Executive Officer and
Chief Financial Officer
Avatar Systems, Inc.
2801 Network Blvd., Suite 210
Frisco, Texas 75034

      Re: Avatar Systems, Inc.
             Form 10-KSB for the Fiscal Year Ended December 31, 2007
             Filed on April 4, 2008
             Forms 10-Q for the Quarters Ended March 31, 2008
             and June 30, 2008
             File No. 000-32925

Dear Mr. Shreve:

     We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time on the specific issues raised.

                             Sincerely,

                             Kathleen Collins
                             Accounting Branch Chief